Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Relevant Notice – February 2, 2005	3
2.	Notice to the shareholders – Stock dividend	5
3.	Minutes of a meeting of the board of directors, February 2, 2005	7
4.	Relevant Notice – Debentures distribution	10
5.	Minutes of extraordinary general shareholder's meeting	12

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

RELEVANT NOTICE

São Paulo, Brazil – February 3, 2005 –ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) – (BOVESPA:UGPA4-NYSE:UGP), a company engaged in distribution of LPG, production of chemicals and logistics services for chemical products and fuels, hereby informs of the following:

1.	Certain shareholders of Ultra S.A., and Monteiro Aranha S.A. (“the Selling Shareholders”) intend to offer certain of their preferred shares of Ultrapar on a secondary public offering.

2.	On February 2, 2005 our Board of Directors approved a stock dividend in the proportion of 15 preferred shares for each 100 common or preferred shares outstanding. In accordance with Brazilian corporate law, such stock dividend will involve the capitalization of a portion of the company’s retained profit reserve and will result in the issuance of 10.5 billion new preferred shares. A substantial number of the preferred shares to be offered by the Selling Shareholders will be preferred shares received as the stock dividend.

3.	Additionally, an Extraordinary General Meeting of Shareholder will be convened to consider the request for the conversion of 1.8 billion ordinary shares into an equal number of preferred shares of Ultrapar, as requested by certain of the Selling Shareholders, who intend to include these shares in the Global Offering. Conversion is subject to certain legal limitations on the maximum permitted ratio of outstanding common shares to preferred shares.

4.	As a result, the Global Offering will amount to approximately 7.2 billion preferred shares, representing 9% of Ultrapar’s total capital stock and 24% of Ultrapar’s preferred share capital.

5.	The number of preferred shares offered in the Global Offering may, at the request of the lead underwriters of the Offering, be increased by up to 15% to cover over-allotments through the issuance of new preferred shares by Ultrapar (over-allotment option).

6.	Accordingly, registration statements were filed on February 2, 2005, with the Brazilian Securities Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”), for a secondary public offering (and a primary offering if the over-allotment option is exercised) of preferred shares issued by Ultrapar, such offering to be carried out simultaneously in Brazil and abroad (“Global Offering”). The registration statements are subject to review by both the CVM and the SEC.

7.	Banco UBS S.A. and Banco Pactual S.A. will be lead-coordinator and coordinator, respectively, of the offering in Brazil and UBS Securities LLC and Pactual Capital Corporation will be the joint global bookrunners of the offering outside Brazil.

The objective of the Global Offering is to increase the overall liquidity of Ultrapar´s stock, and thereby meet the interests of its shareholders.

Fábio Schvartsman Chief Financial and Investor Relations Officer ULTRAPAR PARTICIPAÇÕES S.A.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 2

NOTICE TO THE SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A. CNPJ nº 33.256.439/0001-39

STOCK DIVIDEND

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at a meeting held on February 2, 2005, approved a capital increase, in accordance with paragraph 1, article 5 of the company’s bylaws, from R$ 663,952,461.60 (six hundred and sixty-three million, nine hundred and fifty-two thousand, four hundred and sixty-one reais and sixty centavos) to R$ 898,816,635.09 (eight hundred and ninety-eight million, eight hundred and sixteen thousand, six hundred and thirty-five reais and nine centavos), by the capitalization of a portion of the company’s retained profit reserves and the issuance of 10,453,690,324 (ten billion, four hundred and fifty-three million, six hundred and ninety thousand, three hundred and twenty-four) preferred shares. These shares will be distributed among the current shareholders in the proportion of 15 preferred shares for each 100 common or preferred shares outstanding, considering a book value of R$ 0.022467106 per share, based on financial statements as of September 30, 2004. The new preferred shares will have identical rights to those already issued. The shareholder Ultra S.A. Participações undertakes to distribute one preferred share to every shareholder who is left with a fraction of a share after the stock dividend distribution herein described.

The stock dividend distribution will take place on February 16, 2005. The record date to stablish the right to receive the stock dividend will be February 10, 2005 in Brazil, and February 15, 2005 in the United States of America. As from February 11, 2005, the shares will trade "ex-stock dividend rights" on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

São Paulo, February 3, 2005.

Fábio Schvartsman
Chief Financial and Investor Relations Officer

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 3

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Listed Company

CNPJ nº 33.256.439/0001 - 39                               NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (01/2005)

Date, Time and Location:
February 2, 2005, 4pm, at the company’s headquarters, situated at Av. Brigadeiro Luiz Antonio, Nº 1343 - 9º floor, in the city and state of São Paulo.

Present:
Members of the Board of Directors, whose signatures appear below.

Matters Discussed and Deliberated upon:

1.	The members of the Board of Directors were informed that the shareholders Ultra S.A. Participações and Monteiro Aranha S.A. intend to carry out a Public Offering through the Secondary Distribution of Preferred Shares of the company, to be carried out simultaneously in Brazil and abroad, and registered with the CVM (Brazilian Securities Commission) and the SEC (United States Securities and Exchange Commission), hereinafter referred to simply as the “Offering”. Banco UBS S.A. and Banco Pactual S.A. (“underwriters”) are being hired to coordinate, distribute and place the Offering, with the possibility of other banks being hired, should this be necessary.

2.	Approval of granting the underwriters an option to buy up to 15% (fifteen percent) additional shares of the quantity initially offered, through the issuance of preferred shares of the company (over- allotment option).

3.	Approval of the performing by the Executive Board of all the steps required and the signing of all the documents necessary for the execution of the Offering, under the terms referred to in items “1” and “2” above.

4.	Approval of the capital increase, as laid down in paragraph 1, article 5 of the company’s bylaws, from R$663,952,461.60 (six hundred and sixty-three million, nine hundred and fifty-two thousand, four hundred and sixty-one reais and sixty cents) to R$898,816,635.09 (eight hundred and ninety- eight million, eight hundred and sixteen thousand, six hundred and thirty-five reais and nine cents), by incorporating a portion of the company’s retained profit reserves, and issuing 10,453,690,324 (ten billion, four hundred and fifty-three million, six hundred and ninety thousand, three hundred and twenty-four) preferred shares, to be distributed among the current shareholders in the proportion of 15 preferred shares for each 100 outstanding common or preferred shares held, considering a book value per share of R$0.022467106, based on the amounts recorded in the balance sheet as at September 30, 2004. The new shares will have identical rights to those currently in circulation. The shareholder Ultra S.A. Participações undertakes to distribute one preferred share to every shareholder who is left with a fraction of a share after the stock dividend distribution herein described, provided that the total value of the shares does not exceed R$100.00 (one hundred reais). The share fractions will subsequently be cancelled.

5.	Due to the capital increase, article 5 of the Company’s bylaws, subject to approval at a General Meeting of the Shareholders, will subsequently read as follows:

“Article 5: The paid-up capital, subscribed for in its entirety, amounts to R$ R$898,816,635.09 (eight hundred and ninety-eight million, eight hundred and sixteen thousand, six hundred and thirty-

five reais and nine centavos), split into 80,144,959,152 (eighty billion, one hundred and forty-four million, nine hundred and fifty-nine thousand, one hundred and fifty-two) nominative shares without nominal value, of which 51,264,621,778 (fifty-one billion, two hundred and sixty-four million, six hundred and twenty-one thousand, seven hundred and seventy-eight) are common shares and 28,880,337,374 (twenty-eight billion, eight hundred and eighty million, three hundred and thirty-seven thousand, three hundred and seventy-four)are preferred shares.”

Observations: the deliberations were approved by all those present, with the exception of Board Member Renato Ochman, who abstained from voting.

There being no further business to discuss, the meeting was closed and the minutes of this meeting hereby set out have been read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice-President

Ana Maria Levy Villela Igel

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Renato Ochman

ITEM 4

ULTRAPAR PARTICIPAÇÕES S.A.

RELEVANT NOTICE

São Paulo, Brazil – February 3, 2005 – Under the terms of Instruction Nº. 358, of January 3, 2002, of the CVM (Brazilian Securities Commission), ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) – (BOVESPA:UGPA4 -NYSE:UGP), a company engaged in distribution of LPG, production of chemicals and logistics services for chemical products and fuels, hereby informs of the following:

At an Extraordinary General Shareholder’s Meeting, held on February 02, 2005 at the Company’s head offices, shareholders representing more than 2/3 of the Company's voting capital approved the offering, solely to Brazilian investors, in firm commitment underwriting, of a single series of 30,000 (thirty thousand) simple unsecured (“quirografária”) debentures, not convertible into shares, with a nominal value of R$ 10,000,00.00 (ten thousand reais) on the date of issue, therefore amounting to a total of R$ 300,000,000.00 (three hundred million reais) with a term of three years counting from the date of the issue.

Banco Bradesco S.A., Banco Itaú BBA S.A. and Banco ABN have been hired to act as coordinators and distribute the debentures offering. Banco Bradesco will act as a lead coordinator.

The proceeds from these debentures will be used to retire outstanding debt and/or for general corporate purposes.

Fabio Schvartsman
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 5

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39                     NIRE 35.300.109.724

Minutes of Extraordinary General Shareholder’s Meeting

Date, Time and Location:
February 2, 2005, 2:00 pm, at the Company’s head offices, located at Av. Brigadeiro Luiz Antônio, Nº. 1343 - 9t h floor, in the city and state of São Paulo.

Present:
Shareholders representing more than 2/3 of the Company’s voting capital, and therefore constituting the necessary quorum to deliberate on matters of the order of the day.

Publications:
Meeting Convening Notice: published in the Official Gazette of the State of São Paulo on January 15, 18 and 19, 2005 and in the newspaper “Valor Econômico”, on January 17, 18 and 19, 2005.

Presiding officials:
Chairman – Gilberto Tamm Barcellos Corrêa; Secretary: Rejane Carla Martins

Order of the Day:
According to the published Convening Document.

(Minutes of Extraordinary General Meeting of Ultrapar Participações S.A.- 2 February 2005)

Deliberations:

Issue of Debentures: to authorise the issuance by the Company, in firm commitment underwriting, for public distribution, in a single series, of 30,000 (thirty thousand) simple unsecured (“quirografária”) debentures, not convertible into shares, with a nominal value of R$ 10,000.00 (ten thousand reais) on the date of issue, amounting therefore to a total of R$ 300,000,000.00 (three hundred million reais) (“Debentures” and “Public Distribution”).

Delegation of powers: to delegate powers to the Company's Board of Directors to deliberate on all the conditions established in items VI to VIII of article 59 of Law 6.404/76, as well as, as long as respected the conditions fixed at this meeting, deliberate about the acts included in §1 of the above referred article 59, according to the terms of Law 10.303/2001.

Authorization: to the extent that the inherent conditions of the Debentures have been agreed by the Board of Directors, to authorise the Executive Board to take all the measures necessary to carry out the public distribution of these bonds, including, but not limited to, the performing of those acts necessary for the signing of the respective issue documents, the hiring of financial institutions authorised to operate as intermediaries in the securities market, the engaging of a trustee, an issuing bank, underwriters, legal consultants and other institutions that may be needed in order to carry out the public distribution, and fixing their respective fees, as well as the publication and registering of the corporate documents with the various responsible authorities and the registration of the public distribution with the CVM (Brazilian Securities Commission).

Observation:
The Chairman of the meeting has declared that all the deliberations of the Board of Directors were approved by all those present, with the exception of Parth Investments Company and shareholder Renato Ochman, which both abstained from voting.

There being no further business to discuss, the meeting was closed and the minutes of this meeting hereby set out were read and approved by all the undersigned shareholders present.

For ULTRA S.A. - PARTICIPAÇÕES:
Paulo Guilherme Aguiar Cunha
Chairman

PAULO GUILHERME AGUIAR CUNHA

As legal representative of PARTH INVESTMENTS COMPANY, and in his own name -

RENATO OCHMAN

(Minutes of Extraordinary General Meeting of Ultrapar Participações S.A.- 2 February 2005)

As legal representative of MONTEIRO ARANHA S.A. - Débora Regina Zambaldi Zilber

GILBERTO TAMM BARCELLOS CORRÊA

As legal representative of the following holders of preferred shares G.A.S. – FUNDO DE INVESTIMENTO EM AÇÕES; GAS LÓTUS HG FUNDO DE INVESTIMENTO EM AÇÕES; GAS MIX HG FUNDO DE INVESTIMENTO EM T¥TULOS E VALORES MOBILIÁRIOS; EXPRESS FUND INTERNATIONAL, LLC – Roberto Knoepfelmacher

As legal representative of the following holders of preferred shares DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; BB LÚMINA FUNDO DE INVESTIMENTO EM AÇÕES; CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES : Antonio Alberto Gouvêa Vieira Filho

Gilberto Tamm Barcellos Corrêa	Rejane Carla Martins
Chairman of the meeting	Secretary of the meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial and Investor Relations Officer